UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Solace Cremation, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 5, 2018

Physical address of issuer
909 NW 19th Avenue, Suite E Portland, OR 97209

Website of issuer
https://www.solacecares.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Convertible Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$850,000

Deadline to reach the target offering amount
August 28, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$33,923	$52,035
Cash & Cash Equivalents	$31,719	$52,035
Accounts Receivable	$0	$0
Short-term Debt	$55,693	$0
Long-term Debt	$0	$0
Revenues/Sales	$136,760	$0
Cost of Goods Sold	$83,187	$0
Taxes Paid	$0	$0
Net Income	$-426,305	$-31,433

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck

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EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
JULY 28, 2020

SOLACE CREMATION, INC.



Up to $850,000 of Convertible Notes

Solace Cremation, Inc. ("Solace," "the Company," "we," "us", or "our"), is offering up to $850,000 worth of Convertible Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 28, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by August 28, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by August 21, 2020 will be permitted to increase their subscription amount at any time on or before August 28, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after August 21, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $850,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 21, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.solacecares.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: seedinvest.com/solace

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Solace Cremation, Inc. is a Delaware Corporation formed on September 5, 2018. The company completed a transformation from an LLC to a C-Corp on February 25, 2020.

The Company is located at 909 NW 19th Avenue, Suite E Portland, OR 97209.

The Company's website is https://www.solacecares.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/solace and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Convertible Note being offered	$25,000
Maximum amount of Convertible Note	$850,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	August 28, 2020
Use of proceeds	See the description of the use of proceeds on page10 & 11 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 14.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cremation market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has approximately 45 to 60 days of runway, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive cremation space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's business operations are currently concentrated in a single geographic area and are therefore susceptible to economic and other trends and developments, including adverse economic conditions, in this area. The Company's financial performance is currently dependent on customers in the Pacific Northwest. As a result, adverse economic conditions in this area could have a material adverse effect on its overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on the business.

The Company's Board has not held regular board meetings or maintained meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. The Company has stated that it plans to hold regular meetings and maintain meeting minutes going forward, but there is no guarantee that the Company's board will begin.

The Company does not have an employment contract in place with key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if certain employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous dutys and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The Company has engaged in related party transactions. In the aggregate, related parties provided $260,000 of Class A Unit investments. In 2019, the Company issued 6,000 fully vested Class A Units, valued at $15,000 based on the selling price of Class A Unit, for legal services to a related party. This equity-based compensation is included in general and administrative in the accompanying statement of operations. Subsequent to December 31, 2019, to fund operations the Company entered into a convertible note agreement with third parties and related parties totaling $135,000. The notes bear interest at 4% per annum, and have a maturity date of June 30, 2022. Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells Preferred Stock for aggregate proceeds of at least $1,000,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the preferred stock in the qualified offering and 2) a price per share assuming a $5,200,000 valuation and the then number of shares of common stock outstanding on a fully diluted basis. If upon maturity, an automatic conversion has not occurred, the Company, at its option, may convert the outstanding principal and interest thereon into common stock based on a $5,200,000 valuation and the then number of shares of common stock outstanding on a fully diluted basis.

Risks Related to the Securities

The Convertible Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Convertible Notes. Because the Convertible Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Convertible Notes may also adversely affect the price that you might be able to obtain for the Convertible Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Convertible Notes reach their maturity date, investors (by a decision of the Convertible Note holders holding a majority of the principal amount of the outstanding Convertible Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Convertible Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $6,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,500,000 valuation cap, so you should not view the $6,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Convertible Note. The Convertible Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Convertible Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Convertible Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Convertible Note. Those provisions apply to claims regarding this Offering, the Convertible Notes, and possibly the securities into which the Convertible Note are convertible. Under those provisions, disputes under the Convertible Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future.

BUSINESS

Description of the Business
A simple, modern and honest alternative to traditional funeral experience designed starting with the family. Solace is a direct-to-consumer direct cremation provider. A direct cremation is a cremation without viewing or service and is by far the leading choice - and growing every year - for families. To fulfill the cremation, we have best-in-class partners who handle the removal, cremation and return of remains as a white label extension of our team.

With the Covid-19 pandemic, digital, low-touch solutions are gaining traction and we have seen a noticeable increase in traffic, pre-arrangements, and case volume. We are built for this new 'normal'.

Our vision is to use the power of design to make a difficult time easier for people by demystifying the experience, removing the pain points and obsessing family care. We are on a mission to bring deathcare into the 21st century.

Business Plan
We offer one all-inclusive price, digital and secure paperwork, no up-selling and arrangements made from anywhere, anytime with our mobile-friendly online process.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.68% of the proceeds, or $73,750, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
California Market Entry	75%	75%	50%
Digital Marketing Hire	25%	25%	15%
Tech Lead Hire	0%	0%	20%
Planning/Urns/Celebration	0%	0%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Keith Crawford	CEO/Co-Founder	Keith is the CEO / Co-Founder of Solace. Prior to Solace, he spent over two decades in Design leadership roles at Nike and Anomaly.
David Odusanya	CCO/Co-Founder	David is the CCO (Chief Creative Officer) / Co-Founder of Solace. Prior to Solace, he spent over two decades in Brand and Design leadership roles at Nike.
Jeremy Frank	COO	Jeremy is the COO of Solace. Prior to Solace, he spent two decades in various strategic and operational leadership roles at Deloitte, Allstate, Nike, WebMD and Craft Brew Alliance.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	10,213,087	Yes	N/A	N/A	100%	N/A
Employee Incentive Pool	500,000	When issued	N/A	N/A	N/A	N/A

The Company has the following debt outstanding:

Subsequent to December 31, 2019, the Company received a $38,295 in Payment Protection Plan loan as part of the CARES Act. The loan incurs 1% interest, does not require payment for six months, and may be forgiven if used as specified under applicable regulations. The Company expects the majority, if not all of this loan to be forgiven.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Keith Crawford (29.1%), David Odusanya (29.1%), and Jeremy Frank (24.1%).

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Solace Cremation, Inc. (the "Company"), was formed on September 5, 2018 ("Inception") as Solace Cremation, LLC. On February 25, 2020, the Company converted to a Delaware Corporation. The financial statements of Solace Cremation, Inc. (which may be referred to as the "Solace Cremation", "Company", "we," "us", or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Portland, Oregon.

Solace Cremation operates a direct-to-consumer cremation service.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $65,000 cash on hand as of 5/10/20 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	5/15/20	Regulation D, 506(b)	Convertible Debt	$135,000	Support ongoing Portland / Seattle operations including marketing and payroll.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Convertible Notes.

The Convertible Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Convertible Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Convertible Notes plus accrued unpaid interest, or the amount of stock the Convertible Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $6,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Convertible Notes accrue an annual interest rate of 4%, compounded annually.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Convertible Notes in the Regulation D offering convert under similar terms to the Convertible Notes in this offering.

Dilution
Even once the Convertible Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

In 2019, the Company issued 6,000 fully vested Class A Units, valued at $15,000 based on the selling price of Class A Unit, for legal services to a related party. This equity-based compensation is included in general and administrative in the accompanying statement of operations.

Subsequent to December 31, 2019, to fund operations the Company entered into a convertible note agreement with third parties and related parties totaling $135,000. The notes bear interest at 4% per annum, and have a maturity date of June 30, 2022.

Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells Preferred Stock for aggregate proceeds of at least $1,000,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the preferred stock in the qualified offering and 2) a price per share assuming a $5,200,000 valuation and the then number of shares of common stock outstanding on a fully diluted basis.

If upon maturity, an automatic conversion has not occurred, the Company, at its option, may convert the outstanding principal and interest thereon into common stock based on a $5,200,000 valuation and the then number of shares of common stock outstanding on a fully diluted basis.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Convertible Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Keith Crawford

(Signature)

Keith Crawford

(Name)

CEO/Co-Founder

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Keith Crawford

(Signature)

Keith Crawford

(Name)

CEO/Co-Founder

(Title)

July 28, 2020

(Date)

/s/David Odusanya

_____

(Signature)

David Odusanya
_____

(Name)

CCO/Co-Founder
_____

(Title)

July 28, 2020
_____

(Date)

/s/Jeremy Frank
_____

(Signature)

Jeremy Frank
_____

(Name)

COO
_____

(Title)

July 28, 2020
_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

SOLACE CREMATION, INC.

FINANCIAL STATEMENTS
(Unaudited)

December 31, 2019 and 2018

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

Solace Cremation, Inc.
Index to Financial Statements
(Unaudited)



dbbmckennon

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Manager and Member
Solace Cremation, Inc.
Portland, OR

Report on the Financial Statements
We have reviewed the accompanying financial statements of Solace Cremation, Inc. (the "Company") (a Delaware Corporation), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and members' equity (deficit), and of cash flows for the year ended December 31, 2019, and the period from September 5, 2018 ("Inception") to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbmckennon

Newport Beach, California
May 5, 2020

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

SOLACE CREMATION, INC.
BALANCE SHEETS
(Unaudited)

	December 31, 2019	December 31, 2018
Assets:		
Current assets		
Cash and cash equivalents	$ 31,719	$ 52,035
Total current assets	31,719	52,035
Property and equipment, net	2,204	-
Total assets	$ 33,923	$ 52,035
Liabilities and Members' Equity (Deficit):		
Current liabilities		
Accrued liabilities	55,693	-
Total current liabilities	55,693	-
Total liabilities	55,693	-
Commitments and contingencies (Note 3)	-	-
Members' Equity (Deficit):	(21,770)	52,035
Total liabilities and stockholders' equity (deficit)	$ 33,923	$ 52,035

See accompanying notes to the financial statements and independent accountants' review report.

SOLACE CREMATION, INC.
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY (DEFICIT)
(Unaudited)

	For the Year Ended December 31, 2019	For the Period Ended December 31, 2018
Revenues	$ 136,760	$ -
Cost of goods sold	83,187	-
Gross profit	53,573	-
Operating expenses:		
General and administrative	363,981	31,433
Sales and marketing	113,176	-
Total operating expenses	477,157	31,433
Loss from operations	(423,584)	(31,433)
Other income (expense):		
Other income	200	-
Interest expense	(2,921)	-
Total other income (expense)	(2,721)	-
Net loss	$ (426,305)	$ (31,433)
Beginning stockholders' equity (deficit)	52,035	-
Class A Units for cash	337,500	82,500
Class A Units issued for services	15,000	-
Member contributions	-	968
Ending stockholders' equity (deficit)	$ (21,770)	$ 52,035

See accompanying notes to the financial statements and independent accountants' review report.

SOLACE CREMATION, INC.
STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Year Ended December 31, 2019	For the Period Ended December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (426,305)	$ (31,433)
Adjustments to reconcile net loss to net cash used in operating activities:		
Equity-based compensation	15,000	-
Changes in operating assets and liabilities:		-
Accrued liabilities	55,693	-
Net cash provided by operating activities	(355,612)	(31,433)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(2,204)	-
Net cash used in investing activities	(2,204)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributed capital by members	-	968
Proceeds from sale of Class A Units	337,500	82,500
Net cash provided by financing activities	337,500	83,468
Increase (decrease) in cash and cash equivalents	(20,316)	52,035
Cash and cash equivalents, beginning of period	52,035	-
Cash and cash equivalents, end of period	$ 31,719	$ 52,035
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 2,921	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes to the financial statements and independent accountants' review report.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Solace Cremation, Inc. (the "Company"), was formed on September 5, 2018 ("Inception") as Solace Cremation, LLC. On February 25, 2020, the Company converted to a Delaware Corporation. The financial statements of Solace Cremation, Inc. (which may be referred to as the "Solace Cremation", "Company", "we," "us", or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Portland, Oregon.

Solace Cremation operates a direct-to-consumer cremation service.

Going Concern and Management Plans
The Company was recently formed and has recently commenced operations. We will incur additional costs for operations until significant revenues can be derived. We will rely on founder's contributions and debt and equity financing for working capital until positive cash flows from operations can be achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from founder contributions, additional debt and/or equity offerings, a proposed Regulation Crowdfunding offering, and revenues from operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company changed from a limited liability company ("LLC") to a corporation in 2020 as described in Note 1. Accordingly, while the name of the Company is currently a corporation in these financial statements, the historical financial statements are presented as that of the LLC. Future financial statements prepared under U.S. GAAP will be that of the corporation.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: government policy changes, regulatory requirements, customer trends, relationship management with third-party service providers, and continued shelter-in-place measures as a result of the coronavirus pandemic. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Offering Costs
The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs were capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in members' equity or the related debt, as applicable. In the event an offering is not successful, the Company will charge such costs to operations.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life or the shorter of the life or lease term, as applicable. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Revenue Recognition
The Company will recognize revenues from service contracts when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. We have determined that we act as the principal in our revenue generating activity and accordingly, recognize revenue on a gross basis.

Advertising
The Company expenses the cost of advertising and promotions as incurred.

Income Taxes
Prior to February 2020, the Company was taxed as a Limited Liability Company ("LLC"). Under these provisions, the Company did not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay minimum state franchise taxes at reduced rates. The Company's tax returns are subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

For 2020 and future years, the Company will be taxed as a corporation. Accordingly, the Company will apply ASC 740 Income Taxes ("ASC 740"). Deferred income taxes will be recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances will be established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company relies on two cremation service providers to facilitate the Company's services. The loss of these service providers would have a significant effect on the Company's operations.

NOTE 3 – COMMITMENTS AND CONTIGENCIES

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

Building Lease
In September 2018, the Company entered into a lease for office space. The lease was for 12 months with monthly payments ranging from $2,580 to $2,670 per month and an option to renew for 12 additional months. In October 2019, the Company renewed the lease.

NOTE 4 – MEMBERS' EQUITY

Equity of Limited Liability Company
Prior to February 25, 2020, the Company operated as an LLC, see Notes 1 and 2. The Company was authorized to issue Class A and B Units. Class A Units maintained a preferred return for each class A member equal to 25% of their capital contribution. Profits and losses are allocated as indicated in the Operating agreement. Upon formation, the Company's founders received 800,000 Class B units.

During the year ended December 31, 2019 and period ended December 31, 2018, the Company received $337,500 and $82,500 in cash for the sale of Class A Units. In 2018, the Company received $968 in member contributions. In the aggregate, related parties provided $260,000 of the Class A Unit investments.

As of December 31, 2019 and 2018 there were 166,545 and 33,000 Class A Units outstanding and 800,000 and 800,000 Class B Units outstanding, respectively.

In 2019, the Company issued 6,000 fully vested Class A Units, valued at $15,000 based on the selling price of Class A Unit, for legal services to a related party. This equity-based compensation is included in general and administrative in the accompanying statement of operations.

Conversion of Limited Liability Company to Corporation
Pursuant to the Company's becoming a Delaware corporation effective February 25, 2020, the Company has a total of 25,000,000 shares of authorized stock, with a par value $0.0001 per share. All equity interests converted to 9,941,995 shares of common stock.

NOTE 5 – RELATED PARTY TRANSACTIONS

See Notes 4 and 6 for related party transactions.

NOTE 6 – SUBSEQUENT EVENTS

Units Sold for Cash
Subsequent to year end, the Company sold 10,000 Class A units to founders for $30,000.

Conversion of LLC
On February 25, 2020, The Company was converted to a Delaware C-Corporation, from its prior status as a Delaware LLC. See Note 4.

Convertible Debt
Subsequent to December 31, 2019, to fund operations the Company entered into a series of contingently convertible note agreements with third parties and related parties totaling $110,000. The notes bear interest at 4% per annum, and have a maturity date of June 30, 2022.

Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells Preferred Stock for aggregate proceeds of at least $1,000,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the preferred stock in the qualified offering and 2) a price per share assuming a $5,200,000 valuation and the then number of shares of common stock outstanding on a fully diluted basis.

If upon maturity, an automatic conversion has not occurred, the Company, at its option, may convert the outstanding principal and interest thereon into common stock based on a $5,200,000 valuation and the then number of shares of common stock outstanding on a fully diluted basis.

PPP Loans
Subsequent to December 31, 2019, the Company received a $38,295 in Payment Protection Plan loan as part of the CARES Act. The loan incurs 1% interest, does not require payment for six months, and may be forgiven if used as specified under applicable regulations. The Company expects the majority, if not all of this loan to be forgiven.

The Company has evaluated subsequent events that occurred after December 31, 2019 through May 5, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements, other than those noted above.

EXHIBIT C
PDF of SI Website


solace

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Digital first, consumer-centric, modern funeral solution

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DISCLAIMER

$1,000 Minimum

Convertible Note Security Type

This presentation may contain forward-looking statements and information relating to, among its business plan and strategy, and its industry. These statements reflect management's cu future events based information currently available and are subject to risks and uncerta company's actual results to differ materially. Investors are cautioned not to place undue relian statements as they contain hypothe of mathematical principles, are meant f they do not represent guarantees of future results, levels of activity, performance, or achiever made. Mor ibility for the ac forward-loc nts to conform t

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: www.solacecares.com

Solace is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

- Highlights
- Overview
- The Team
- Term Sheet
- Prior Rounds
- Market Landscape
- Risks & Disclosures
- Form C
- Data Room
- 0 comments
- FAQs About Investing
- Contact SeedInvest

Company Highlights

- Over 300 families served and over $300,000 in revenue to date (unaudited)
- +32% revenue growth from Q1 2020 to Q2 2020 (unaudited)
- Reduced CAC by over 26%, Q2 2020 vs. Q1 2020
- Highest rated cremation service in Portland based on Google reviews

Fundraise Highlights

- Total Round Size: US $1,200,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Convertible Note
- Target Minimum Raise Amount: US $350,000
- Offering Type: Side by Side Offering

Disrupting the funeral industry with a digital first, consumer-centric, modern, and simple consumer experience. Human powered, tech enabled service to make a tough time easier for families.

When a death happens, the funeral experience itself can be an unwelcome surprise - the sheer number of decisions, the urgency of it all, the expense at every turn - when you're least equipped to handle it. Unfortunately, the established funeral industry preys upon this vulnerability with predatory, confusing and misleading sales tactics. It is an industry frozen in time, where business is mostly conducted in person, paperwork done by hand and fax machines still the norm. The optimal family experience is at best, an afterthought. Clearly, the funeral industry is ready and ripe for disruption.

Based on personal experience of losing a loved one and our professional consumer-centric experience from careers at Nike, we knew there had to be a better way.

Enter SOLACE – leading deathcare into the digital age. A simple, modern and honest alternative to traditional funeral experience designed starting with the family. Solace is a direct-to-consumer direct cremation provider. A direct cremation is a cremation without viewing or service and is by far the leading choice - and growing every year - for families. We offer one all-inclusive price, digital and secure paperwork, no up-selling and arrangements made from anywhere, anytime with our mobile-friendly online process. To fulfill the cremation, we have best-in-class partners who handle the removal, cremation and return of remains as a white label extension of our team.

With the Covid-19 pandemic, digital, low-touch solutions are gaining traction and we have have seen a noticeable increase in traffic, pre-arrangements, and case volume. We are built for this new 'normal'.

Our vision is to use the power of design to make a difficult time easier for people by demystifying the experience, removing the pain points and obsessing family care. We are on a mission to bring deathcare into the 21st century.

Gallery





Solace logo.

Media Mentions



The Team

Founders and Officers



Keith Crawford
CEO



Creative Director, VP of Design. 20+ years of brand building experience at Nike and Anomaly. Shapes Brands, Inspires Narratives, Engages Consumers.

Game changing Entrepreneur and Creative Director who uses the power of good design as a business strategy to help brands innovate and be successful. Brings experiential awareness and creative acumen to solving business problems; concepting and shaping the visual language, narrative and consumer experience. A curious and active explorer and innovator with the intuition to determine product positioning and communication strategies. Savvy in all aspects from concept to launch; develops product creative direction, guides the voice of marketing campaigns and frames the executions across ecosystem to grow a loyal and engaged consumer base.



David Odusanya
CCO

Creative Director, VP of Design at Nike. 20+ years of building brand and managing global operations.

An inspired entrepreneur & creative catalyst who employs the power of design to innovate, challenge and unlock consumer-centered concepts that transforms both disruptive brands. Held executive leadership roles in both Nike's world class Marketing & Product Design teams and worked closely with creative and business partners to author the vision for an iconic brand.



Jeremy Frank
COO

20+ years of strategy and operational leadership in consumer products, financial services and management with Deloitte, Allstate and Nike.

Consumer-focused senior leader with extensive experience in general management, strategy, planning and partnerships.

Proven track record of leading and inspiring cross-functional teams to deliver clear strategic visions, executable marketplace strategies, new business opportunities and growth. Driven by forward thinking problem solving, continuous learning and talent development. MBA.

Key Team Members

 **Malisa Riceci**

Notable Advisors & Investors

 **Andrea Fairchild**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,200,000
Minimum investment:	US $1,000
Target Minimum:	US $350,000

Key Terms

Security Type:	Convertible Note

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Solace has set an overall target minimum of US $350,000 for the round, Solace must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Solace's Form C.
Regulation CF cap:	While Solace is offering up to US $1,200,000 worth of securities in its Seed, only up to US $850,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

● California Market Entry   ● Digital Marketing Hire

If Maximum Amount Is Raised

● California Market Entry   ● Digital Marketing Hire
● Tech Lead Hire   ● Planning/Urns/Celebrati...

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed			Seed	
Round Size	US $465,000		Round Size	US $135,000
Closed Date	Dec 31, 2019		Closed Date	Apr 24, 2020
Security Type	Common Equity		Security Type	Convertible Note
			Valuation Cap	US $5,200,000

Market Landscape

The annual death rate in the US is 3.3 million and growing. The overall funeral industry revenue is $19B in North America, with cremation representing $5B of that total. Cremation is the preferred method of disposition (over burial), between 56-90% on average nationally and growing 5% per year. Add to this the Baby Boomer wave happening now; 10,000 people per day turn 65, Baby Boomers spend an average of 27 hours online every week and 92% of them shop for goods and services online...and we know that for each subsequent generation, technology use moves quickly to a native behavior.

In April of 2019, we started Solace in Portland as a proof of concept and in November, expanded to Seattle. Both markets combined, the cremation opportunity is over 50,000 per year. Our 2020 plans include expansion to California, the largest cremation market in the country at over 200,000 cremations annually.

We also believe that there is an opportunity to help families both before and after a passing. Only 20% of people plan for death and we want to offer tools and become a resource for planning and preparation. After a death, there is an opportunity to offer well-designed, premium urns (a $750M/year business) as well as re-imagine the Celebration of Life (est. at $5B / year) by honoring the life lived through tiered event packages.

Solace's long-term goal is to become a one-stop, seamless ecosystem for families as the #1 deathcare brand in the U.S.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cremation market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive cremation space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's business operations are currently concentrated in a single geographic area and are therefore susceptible to economic and other trends and developments, including adverse economic conditions, in this area. The Company's financial performance is currently dependent on customers in the Pacific Northwest. As a result, adverse economic conditions in this area could have a material adverse effect on its overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on the business.

The Company's Board has not held regular board meetings or maintained meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. The Company has stated that it plans to hold regular meetings and maintain meeting minutes going forward, but there is no guarantee that the Company's board will begin.

The Company does not have an employment contract in place with key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if certain employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous dutys and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The Company has engaged in related party transactions. In the aggregate, related parties provided $260,000 of Class A Unit investments. In 2019, the Company issued 6,000 fully vested Class A Units, valued at $15,000 based on the selling price of Class A Unit, for legal services to a related party. This equity-based compensation is included in general and administrative in the accompanying statement of operations. Subsequent to December 31, 2019, to fund operations the Company entered into a convertible note agreement with third parties and related parties totaling $135,000. The notes bear interest at 4% per annum, and have a maturity date of June 30, 2022. Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells Preferred Stock for aggregate proceeds of at least $1,000,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the preferred stock in the qualified offering and 2) a price per share assuming a $5,200,000 valuation and the then number of shares of common stock outstanding on a fully diluted basis. If upon maturity, an automatic conversion has not occurred, the Company, at its option, may convert the outstanding principal and interest thereon into common stock based on a $5,200,000 valuation and the then number of shares of common stock outstanding on a fully diluted basis.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.



Solace's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Solace's Form C

Data Room

NAME	LAST MODIFIED	TYPE
▸ 🗀 Financials (2 files)	Apr 3, 2020	Folder
▸ 🗀 Fundraising Round (1 file)	Apr 3, 2020	Folder
▸ 🗀 Investor Agreements (1 file)	Apr 3, 2020	Folder
▸ 🗀 Miscellaneous (4 files)	Apr 3, 2020	Folder

Join the Conversation

Be the first to post a comment or question about Solace.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Solace

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Solace. Once Solace accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Solace in exchange for your securities. At that point, you will be a proud owner in Solace.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Solace has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Solace does not plan to list these securities on a national exchange or another secondary market. At some point Solace may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Solace either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Solace's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Solace's Form C. The Form C includes important details about Solace's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



DISCLAIMER

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



THERE ARE TWO THINGS CERTAIN IN LIFE – DEATH & TAXES.

BENJAMIN FRANKLIN



PROBLEM:

IT APPEARS THERE MAY BE A FATE WORSE THAN DEATH: THE FUNERAL INDUSTRY.

CONFUSING
OLD FASHIONED
PREDATORY

SOLACE: A DIGITAL FIRST CREMATION BRAND WHERE THE FAMILY IS THE FOCUS.

SIMPLE
MODERN
HONEST

US MARKET SIZE: *RIPE FOR DISRUPTION*

Projected Death Rate (2020)

3.3M

Funeral Industry Revenue (2018)

$19B

Cremation Revenue

$5B

Cremation #1 Choice for Disposition


Cremation
+4.9% CAGR
Burial
-1.5% CAGR

56% US Avg.
80%+ West Coast

Fragmented Market With No Recognized Consumer Brand


Top 50
Market Leaders
25%
75%
Rest of Market

solace

A DIGITAL FIRST, DIRECT TO CONSUMER DEATH CARE BRAND







Modern Cremation Care
For Your Family's Peace
of Mind
We're Always Here for You
Tell us more about John.

solace

PROVIDING A SEAMLESS END TO END DIRECT CREMATION EXPERIENCE

We Make the Family Experience Easy:

- Arrangements made from anywhere, anytime with mobile-friendly process
- One all-inclusive price. No up-selling
- Digital and secure paperwork
- Dedicated Funeral Director & Care Team; concierge level service

How it Works:

- Technology enabled, human powered; 24/7 Online, Chat, Phone
- Proprietary front end + SaaS back-end
- White label, best-in-class Trade Centers who fulfill cremation services
- Solace wholly owns the consumer journey and experience

ACQUIRING FAMILIES: *MARKETING CHANNELS*



Paid Search

Strategic Partnerships

End of Life Collective

Social

Grassroot/Institutional Outreach

PROVIDENCE Hospice and Home Care of Snohomish County

Earned Media

THE WALL STREET JOURNAL

FAST COMPANY

Oregon Business MAGAZINE

KGW8

Vox

ADWEEK

Portland MONTHLY

GeekWire

PROOF POINTS: *THE CONSUMER NEED IS THERE*



- **SUCCESSFULLY LAUNCHED BOTH PORTLAND & SEATTLE IN 2019**

- **FORMAL PLANNING UNDERWAY WITH SO. CAL TRADE CENTER** *Launch Q4, 2020*

- **RECORD Q2 CASE VOLUME, +32%** *Vs. Q1*

- **Q2 CAC DECLINES 27%** *Vs. Q1*

- **HIGHEST RATED CREMATION SERVICE IN PORTLAND** *Google*

WHAT'S NEXT: *ACCELERATE GROWTH 2020 - 25*

Continue to Optimize

OR & WA

Legitimize SOLACE as The Leading Cremation Brand

CA

- Nation's Largest Cremation Market
- 220k+ Cremations Annually
- 3X the Size of OR & WA Combined
- Trade Center Partners Identified
- Launch in SoCal in Q4 of 2020
- NoCal in Q2 of 2021

California Unlocks a New Phase of Growth

CO
AZ
TX
IL
FL
NY

BRAND VISION 2020-2025

SERVING FAMILIES THROUGH A SOLACE ECO-SYSTEM

BEFORE

PLANNING

ORGANIZATION
REMEMBRANCE
PARTNERSHIPS



DURING

CREMATION

AFTER

CELEBRATION

URNS
DIGITAL OBITUARY
EVENT PLANNING



WHAT'S IT WORTH: *PROJECTED REVENUE*

By 2023

$30M

By 2025

$100M

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

THE TEAM



KEITH CRAWFORD
CEO & CO-Founder

20+ years of Brand building and Creative Direction experience. Responsible for product dev. and innovation and fiscal activity.



MALISA RICECI
Funeral Director

15+ years of experience as a Portland Funeral Director. Responsible for leading Care Team and all family interactions.



ANDREA FAIRCHILD
Head Of Marketing

Former Nike, Gatorade, President of Kobe Inc. Responsible for marketing strategy.



DAVID ODUSANYA
CCO & CO-Founder

VP of Design at Nike & 20+ years of building Brands & managing global organizations. Responsible for marketing and brand creative.



SOLACE CARE TEAM
5 Care Consultants Responsible For The Family Experience

Former early child-hood education, emergency medicine. High levels of patience, empathy and experience in sensitive situations. Operating principles are Listen, Guide, Serve.



LISA WAGNER
Head Of Technology

Former Intel, managing their digital platform. Responsible for website design and evolution.



JEREMY FRANK
COO

20+ years of strategy & operations leadership in consumer products. Responsible for daily operations and partnership management.

AVENUE
Digital Marketing Agency

REBECCA GALLOWAY
Content Specialist

LINDA DAHAN
Outreach Director

CLIFTON, LARSON & ALLEN
Accounting

TONKON TORP LLP
Legal Counsel

TO CONSIDER

NETFLIX did not kill Blockbuster.
Ridiculous late fees and inconvenience did.

UBER did not kill the Taxi business.
Limited access and fare control did.

AIRBNB isn't killing the Hotel Industry.
Limited availability and pricing options did.

SOLACE won't kill the Funeral Home.
Predatory practices and poor service will.

TECHNOLOGY by itself is not the disruptor. Not being **CONSUMER-CENTRIC** is the biggest threat to any business.




solacecares.com